

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 15, 2018

Mr. Carl L. Chapman
Chairman, President and Chief Executive Officer
Vectren Corporation
One Vectren Square
Evansville, Indiana 47708

> **Re: Vectren Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 21, 2018**
> **File No. 1-15467**

Dear Mr. Chapman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Branch Chief
                                        Office of Consumer Products